EXHIBIT 99.a
INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE April 1, 2003

Contact:      Investor Relations
                    Albert W. Atallah
                    Phone: (858) 668-1808 ext. 206
                    e-mail: info@thunderbirdgaming.com

Operations Update

International Thunderbird Gaming Corporation (TSX - INB) announces the following update:

Guatemala Contract: The Company entered into a seven-year agreement with ILAC to continue operations of its video lottery terminals at the Camino Real Hotel in Guatemala City. The Company will be entitled to 65% of revenue and will be responsible for all operating expenses while ILAC and the Pediatric Foundation share the remaining 35% of revenue. The Company has leased additional space in the Hotel and is currently improving the space for the addition of a bar and additional video lottery machines. The Company is assessing an expansion of video lottery locations and is confident that the Guatemala operation will continue to be a steady profitable business.

Workout on Fiesta Casino Guayana Lease: The Company previously reported that the Fiesta Casino in Puerto Ordaz, Venezuela continues to meet its debt service and monthly operational expenses in spite of major political and civil unrest. A successful renegotiation of the lease has been accomplished with the Intercontinental Hotel, wherein they agreed to tie rent charges to a percentage of gross revenue determined on the basis of the bolivar. This will significantly reduce the operations risk with respect to devaluation.

NAFTA: A three-member arbitration panel has been appointed and is now set to move forward. The three-member panel of arbitrators is set to convene a "preparatory conference" in late April to set forth the schedule to present the case. The NAFTA process is slow and tedious but the Company will make every attempt to bring the matter to hearing before year-end. The Company remains confident of its ultimate success primarily because Mexico continues to allow other identical operations to remain open.

Trading: The Company continues to pursue a listing on the United States OTCBB and is seeking market makers, which are a pre-requisite to the listing. The Company is conducting due diligence in assessing various market makers to best serve our shareholders. The Company remains confident that a listing will be in place within the next 60 days. The Company also intends to file its application with the soon to be formed "BBXchange", which intends to accept applications this July. The BBXchange is proceeding through regulatory approval and expects to be opened for trading by January, 2004.

Nicaragua: The merger has been completed and the two casinos are integrating operations and systems. Initial results are encouraging and ahead of budget expectations. The merged operation is expected to be profitable this year.

Annual General Meeting: The Company's Annual General Meeting is scheduled for June 27, 2003.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com. The Company moved its corporate offices to a new location just north of San Diego, California.

On behalf of the Board of Directors,

Jack R. Mitchell

President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.